EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Years ended December 31,
	2001	2000	1999
Average basic common shares outstanding	2,625,241	2,628,998	2,651,910
Average diluted common shares outstanding	2,642,008	2,629,733	2,652,836
Net income	$1,059,078	$320,893	$4,266,286
Basic and diluted earnings per common share	$0.40	$ 0.12	$ 1.61